FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:                     Response Biomedical Corp.     _______________________________________

Financial Year Ending, used in
calculating the participation fee:      2003 __________________________________________________________

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:
Total number of equity securities of a class or series outstanding at the end of the
issuer’s most recent financial year                                                                                                                            53,518,321
Simple average of the closing price of that class or series as of the last trading day of each of
the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)                                X         0.46
Market value of class or series                                                                                                                        =         24,618,428

24,618,428
(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in
Canada or the United States of America at the end of the financial year)
(A)

Market value of corporate debt or preferred shares of Reporting Issuer or
Subsidiary Entity referred to in Paragraph 2.5(b)(ii):	0 (B)
[Provide details of how determination was made.]

(Repeat for each class or series of corporate debt or preferred shares)	(B)

Total Capitalization (add market value of all classes and series of equity
securities and market value of debt and preferred shares) (A) + (B) =	24,618,428

Total fee payable in accordance with Appendix A of the Rule	1000.00

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)	_________

Total Fee Payable x Number of entire months	1000.00
remaining in the issuer’s financial year
12
Late Fee, if applicable	_________
(please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit	_________

Contributed surplus	_________

Share capital or owners’ equity, options, warrants and preferred shares (whether such shares are classified
as debt or equity for financial reporting purposes)	_________

Long term debt (including the current portion)	_________

Capital leases (including the current portion)	_________

Minority or non-controlling interest	_________

Items classified on the balance sheet between current liabilities and shareholders’ equity (and not otherwise
listed above)	_________

Any other item forming part of shareholders’ equity and not set out specifically above	_________

Total Capitalization	_________

Total Fee payable pursuant to Appendix A of the Rule	_________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months
remaining in the issuer’s financial year	_________
12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer’s most recent financial year

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X _________

Percentage of the class registered in the name of an Ontario person _________

(Repeat the above calculation for each class or series of equity or debt securities of the
reporting issuer) =	_________

Capitalization (add market value of all classes and series of securities)	_________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit	_________

Contributed surplus	_________

Share capital or owners’ equity, options, warrants and preferred shares (whether such shares are
classified as debt or equity for financial reporting purposes)	_________

Long term debt (including the current portion)	_________

Capital leases (including the current portion)	_________

Minority or non-controlling interest	_________

Items classified on the balance sheet between current liabilities and shareholders’ equity (and not
otherwise listed above)	_________

Any other item forming part of shareholders’ equity and not set out specifically above	_________

Percentage of the outstanding equity securities registered in the name of, an Ontario person	_________

Capitalization	_________

_________
Total Fee payable pursuant to Appendix A of the Rule

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months
remaining in the issuer’s financial year
12	_________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule)	_________

Notes and Instructions

1.	This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2.
The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3.
All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer’s last financial year, if applicable.

4.	A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5.
The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6.
Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year.

If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7.
Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.